Filed Pursuant to Rule 253(g)(2)

File No. 024-10690

FUNDRISE FOR-SALE HOUSING EFUND – WASHINGTON DC, LLC

SUPPLEMENT NO. 7 DATED JUNE 1, 2020
TO THE OFFERING CIRCULAR DATED MAY 10, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFund – Washington DC, LLC (the “Company”, “we”, “our” or “us”), dated May 10, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 22, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Revise various sections in the Offering Circular to provide updated market and risk factor disclosure in response to the impact of COVID-19 on real estate markets, the economy and the Company;
•	Disclose the letter sent to investors on or about May 7, 2020; and
•	Disclose as an appendix the information contained in the Company’s Annual Report on Form 1-K for the fiscal year ended December 31, 2019.

Revisions to Offering Circular in Response to COVID-19

The revised disclosure set forth under the section of the Offering Circular entitled “Market Opportunities” is as follows:

Market Opportunities

We believe that the near and intermediate-term market for investment in the acquisition of property for the development and sale of For-Sale Housing targeted at first-time, move-up and active adult homebuyers is compelling from a risk-return perspective. Given the growing millennial demographic nearing home-buying age and increasing culture preferences for urban living, both by millennials and baby boomers, we favor a strategy weighted toward targeting debt and equity investments in new homes and townhomes, and newly renovated homes and townhomes. Millennials (generally defined as people born between the 1980 and 2000), the largest generation in American history, is coming of home-buying age. In addition, COVID-19 is transforming consumer habits with an acute potential to increase demand for single family homes with more internal space and backyards, especially as compared to small apartments where many people have been sheltering in place. As described in the Market Overview, a number of factors have created a pent up for-sale housing demand for millennials, including education and cultural trends, a strong preference for walkable, urban centers, and an increasingly attractive buy vs. rent cost analysis.

We believe that our investment strategy, combined with the experience and expertise of our Manager’s management team, provides opportunities to originate investments with attractive long-term equity returns and strong structural features with local, joint venture real estate companies, thereby taking advantage of changing market conditions in order to seek the best risk-return dynamic for our shareholders.

The revised disclosure set forth under the section of the Offering Circular entitled “Market Overview and Opportunity” is as follows:

Market Overview and Opportunity

We believe that the near and intermediate-term market for investment in the acquisition of property for the development and sale of For-Sale Housing targeted at first-time, move-up and active adult homebuyers is compelling from a risk-return perspective. Given the growing Millennial demographic nearing home-buying age and increasing culture preferences for urban living, both by Millennials and Baby Boomers, we favor a strategy weighted toward targeting debt and equity investments in new homes and townhomes, and newly renovated homes and townhomes. Millennials (generally defined as people born between the 1980 and 2000), the largest generation in American history, is coming of home-buying age. In addition, COVID-19 is transforming consumer habits with an acute potential to increase demand for single family homes with more internal space and backyards, especially as compared to small apartments where many people have been sheltering in place. As described in this Market Overview, a number of factors have created a pent up for-sale housing demand for Millennials, including education and cultural trends, a strong preference for walkable, urban centers, and an increasingly attractive buy vs. rent cost analysis.

We believe that the following market conditions, which are by-products of changing demographics and the extended credit market dislocation as a result COVID-19, should create a favorable investment environment for us.

Although it is early to measure the impact of COVID-19 on the housing market, early signs indicate that many renters are looking to move out of small, densely-packed apartments to purchase single family homes with more internal space and backyards. Despite intense economic shocks across the broader economy, the median home price rose 8% year-over-year to $280,600 in March 2020, according to the National Association of Realtors.

In a forecast released May 4, 2020, housing-data provider CoreLogic in fact called for nationwide home prices to rise 0.5% between March 2020 and March 2021. The Sponsor believes that COVID-19 will dramatically transform consumer preferences towards single family homes, amplifying trends and unleashing pent up demand.

Millennials are presently aged approximately 20 – 40. This generation is in various stages of entering and leading the workforce, and is just beginning to be the dominant generation shaping the economy. This report attempts to include relevant economic statistics primarily related to Millennials of home-buying age.

Our Manager believes that Millennials are intending to begin purchasing first homes within the next ten years. Our Manager also believes that this next phase for Millennials will result in demand for two- to three- bedroom houses to support this growing need, and that the demand will be best served by attached homes and single family homes in growth neighborhoods adjacent to major metropolitan cities, such as Washington, DC.

Millennial Goals and Attributes

Popular conventions believe that Millennial’s aspirations are a departure from previous generational patterns, but Millennials have similar goals as previous generations. A 2013 Gallup poll found that 86% of single or never married Americans aged 18 to 34, wanted to get married someday and that 87% of adults between 18 and 40 who did not yet have children said they wanted them someday. Additionally, a 2015 study by the Demand Institute found that 75% of surveyed Millennials believe ownership is an important long-term goal and 80% plan to own or already own a home. However, Millennials are redefining when, where, and how to achieve those goals.

There are two defining differences between Millennials and previous generations that account for a changing homeownership culture: Millennials are more educated than previous generations and are starting families later.

The first difference between Millennials and older generations is that more Millennials have a college degree than any other generation. According to a 2014 study of Millennials by the White House Council of Economic Advisors, 47% of 25 to 34 year-olds received a postsecondary degree (associates, bachelor’s, or graduate degree) and an additional 18% had completed some postsecondary education. In 1992, roughly 30% of the same population received a postsecondary degree.

Source: White House Council of Economic Advisors; October 2014

While Millennials plan to get married and start families at the same rate of generations before, they are pushing that timeline later. For Millennials currently aged 18 to 30, 20% are married, compared with nearly 60% of 18- to 30-year-olds in 1962, 40% of Baby Boomers and 32% of Generation Xers at the same age, according to a 2016 Gallup Polls study. Clearly, this discrepancy shows that Millennials are largely delaying starting their families until their thirties.

Millennial Settling

We believe that Millennials are starting to feel ready to trade the rental for their own homes, a trend that will continue as more Millennials progress in their careers and that will likely get amplified by COVID-19’s effects on consumer preferences. Between 2014 and 2018, 48% of Millennials say they plan to make the move from renting to owning, according to the Demand Institute, which projects that Millennials will pour $1.6 trillion into new home purchases, compared with $600 billion on rent. First-time home buyers now make up 52% of prospective buyers looking to purchase in 2017, up from 33% a year earlier, according to a 2016 analysis of web searches performed by Realtor.com.

Source: Demand Institute; January 2015

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Source: Bloomberg; June 2015

Additionally, Millennials are burdened with more student debt than generations before, which hampers their ability to build credit and save for down-payments for the starter home their parents purchased previously. According to a 2014 study of Millennials by the White House Council of Economic Advisors, total student outstanding loan debt surpassed $1 trillion by the end of the second quarter of 2014, making it the second largest category of household debt. Average per borrower debt increased from $24,000 in 2004 to $30,000 in 2012. Around half of students borrowed student loans during the 2013-14 school year, up from around 30% in the mid-1990s, according to the same White House Council study. Additionally, this increase in debt has not kept pace with wage growth, further decreasing Millennial’s buying power for the suburban starter-home.

Source: Huffington Post; February 2016

Redfin’s 2014 analysis of Millennial zip codes further confirms that these desirable zip codes come with high down payments – on average $80,000.

Source: Redfin; September 2014

For Sale Housing Solution

Ultimately, we believe that Millennials are seeking more space, ideally that allows them to achieve the American dream of owning a home within their budget, while still maintaining the amenities and accessibility they are accustomed to – and infill homes, the suburbs and near country are making a play for their interest. The average Millennial is 30 and is planning to get married and settle down in the next ten years. We believe that this next phase will result in demand for two- to three- bedroom housing units to support this growing need, and that the demand will be best served by attached homes and single family houses in growth neighborhoods in and adjacent to major metropolitan cities.

The revised disclosure set forth under the section of the Offering Circular entitled “Market Outlook – Real Estate Finance Markets” is as follows:

Market Outlook — Real Estate Finance Markets

The direct and indirect impact of COVID-19 on the real estate markets are unprecedented. Given the prospect of negative growth for the economy in the near term and anemic growth for the mid-to-long term, we favor a strategy weighted toward maintaining large cash reserves and equity investments at significant discounts to cost basis as compared to prices before the March 2020 downturn, but likely below the radar of institutional-sized investors. We believe that our investment strategy combined with the experience and expertise of our Manager’s management team will provide opportunities to originate investments with attractive long-term equity returns and strong structural features directly with local brokers and joint venture real estate companies, thereby taking advantage of disrupted market conditions in order to seek the best risk-return dynamic for our shareholders.

Since the beginning of March 2020, the Federal Reserve launched an unprecedented barrage of monetary stimulus, including lowering Federal Reserve benchmark rates to a range of zero to 0.25% and expanding its balance sheet to $6.6 trillion. According to MarketWatch, the Federal Reserve’s balance sheet is likely to expand to $9 trillion by mid-June 2020. On March 9th, 30-year Treasury Rates reached 0.99%, the lowest on record.

The global impact of the outbreak of COVID-19 has been rapidly evolving, continues to have an adverse impact on economic and market conditions and presents material uncertainty and risk with respect to the Company’s future performance and future financial results. At this time, the Company is unable to quantify the impact COVID-19 may have on its future financial results as well as on the broader real estate financial markets.

Risks related to a prolonged economic downturn could adversely affect growth and the values of our investments. In the event market fundamentals continue to deteriorate, our real estate portfolio may be impaired as a result of lower occupancy, lower rental rates, and/or declining values. Further, these circumstances may materially impact the cost and availability of credit to borrowers, hampering the ability of our Manager to acquire new investments with attractive risk-reward dynamics.

The additional risk factors included under the section of the Offering Circular entitled “Risk Factors – Risks Relating to Economic Conditions” are as follows:

Global economic, political and market conditions and economic uncertainty caused by the recent outbreak of coronavirus (COVID-19) may adversely affect our business, results of operations and financial condition.

The current worldwide financial market situation, various social and political tensions in the United States and around the world, and the recent public health crisis caused by the novel coronavirus (COVID-19), may continue to contribute to increased market volatility, may have long-term effects on the United States and worldwide financial markets, and may cause further economic uncertainties or deterioration in the United States and worldwide. Economic uncertainty can have a negative impact on our business through changing spreads, structures and purchase multiples, as well as the overall supply of investment capital. Since 2010, several European Union, or EU, countries, including Greece, Ireland, Italy, Spain, and Portugal, have faced budget issues, some of which may have negative long-term effects for the economies of those countries and other EU countries. Additionally, the precise details and the resulting impact of the United Kingdom’s vote to leave the EU, commonly referred to as “Brexit”, are impossible to ascertain at this point. The effect on the United Kingdom’s economy will likely depend on the nature of trade relations with the EU following its exit, a matter to be negotiated. The decision may cause increased volatility and have a significant adverse impact on world financial markets, other international trade agreements, and the United Kingdom and European economies, as well as the broader global economy for some time. Further, there is continued concern about national-level support for the Euro and the accompanying coordination of fiscal and wage policy among European Economic and Monetary Union member countries. In addition, the fiscal policy of foreign nations, such as China, may have a severe impact on the worldwide and United States financial markets.  Finally, public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19), are expected to increase as international travel continues to rise and could adversely impact our business by interrupting business, supply chains and transactional activities, disrupting travel, and negatively impacting local, national or global economies.  We do not know how long the financial markets will continue to be affected by these events and cannot predict the effects of these or similar events in the future on the United States economy and securities markets or on our investments. As a result of these factors, there can be no assurance that we will be able to successfully monitor developments and manage our investments in a manner consistent with achieving our investment objectives.

The ongoing COVID-19 pandemic and measures intended to prevent its spread could have a material adverse effect on our business, results of operations, cash flows and financial condition.

The COVID-19 pandemic has caused, and is likely to continue to cause, severe economic, market and other disruptions worldwide. We cannot assure you that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings. In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately decrease occupancy levels and pricing across our portfolio and may cause one or more of our tenants to be unable to meet their rent obligations to us in full, or at all, or to otherwise seek modifications of such obligations.  In addition, governmental authorities may enact laws that will prevent us from taking action against tenants who do not pay rent.

The extent of the COVID-19 pandemic’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict. Due to the speed with which the situation is developing, we are not able at this time to estimate the effect of these factors on our business, but the adverse impact on our business, results of operations, financial condition and cash flows could be material.

Investor Letter sent on or about May 7, 2020

The following letter was sent by our Manager to our shareholders on or about May 7, 2020. All references to “we,” “our,” and “us” in the following letter refer to our Sponsor, Rise Companies Corp.

An in-depth look at how we plan to invest through the crisis

In our latest letter, we walk through our strategy to fully take into consideration the impacts of the current downturn as we make new investments.

Key takeaways:

•	As has generally occurred in past recessions, we expect that attractive opportunistic investments will begin to present themselves, but this is likely to take time and patience will be key.
•	In the immediate term, the investment plans will primarily be allocated to newly launched funds so that we are able to proactively pursue investment strategies that fully take into consideration the impacts of the current downturn.
•	Generally, we expect there to be three broad phases of our investment strategy over the next 12 to 18 months:

	Objective	Target investments
Phase I	Maximize near term flexibility	Public markets and structured debt
Phase II	Maintain stability and increase yield	Distressed debt and private market rescue/bridge loans
Phase III	Capitalize on opportunities for higher potential return	Undervalued properties that we intend to hold long-term

Although the long-term impact of the COVID-19 pandemic on the broader economy remains highly uncertain, we continue to believe that the potential for a deeper and more prolonged recession is much greater than the stock market and its many commentators appear to be anticipating at this time.

While the primary “peak” of new cases in the country may be behind us (and therefore the nationwide shutdown may slowly begin to ease in certain areas), the risk of an ongoing series of localized outbreaks that result in a second wave or even a steady build up of new cases seems highly probable. These outbreaks will likely require further shutdowns which in turn (even if they are limited) will put broadly sustained downward pressure on the economy.

Governments can allow business to reopen, but they cannot force fearful consumers to leave their homes and start spending again. High unemployment, beleaguered business, and real health dangers may dampen any pent-up demand that exists, making it difficult for the recovery to take hold.

Additionally, bills have continued to pile up, in spite of the fact that much of the country has been in suspended animation for the last six weeks. Notwithstanding various government stimulus programs, most businesses that have been forced to temporarily close still have had to carry some payroll and healthcare costs. They may have delayed paying their mortgage, rent, insurance, utilities, and local taxes but those expenses have not been forgiven and more than likely they also have outstanding payments to their vendors. When the economic clock starts up again, all those accumulated bills will come due and many businesses will not be able to pay them.

The market is a complex chain of relationships. One company’s expense is another company’s revenue. So, if customers are afraid to go out and spend, restaurants and retailers won’t earn enough to pay their suppliers and landlords. And if suppliers are left with unpaid orders, they won’t be able to make payroll. And if tenants can’t afford to pay their rent, landlords won’t be able to make their debt service payments to the bank. And if banks are afraid that their borrowers won’t make their loan payments, they will begin to stop extending credit — the very thing every other business needs to get back up and running.

The negative impacts of such a downward spiral are numerous and while the current disruption in the market will inevitably lead to new investment opportunities, we feel that we are still early in this process and now is a time for caution.

Real estate markets move slowly (typically lagging the public stock market), so we believe that it will take several months for the downstream effects of the pandemic and subsequent response to fully work their way into our corner of the economy. The Great Recession, for example, lasted 18 months and many of the best buying opportunities in the real estate market didn’t open up until 12 to 24 months after it began. Meanwhile, it’s barely been 60 days since the current downturn started.

Sources: Federal Reserve Economic Data, Yahoo Finance

At this point, we feel the smartest thing we can do for our investors is to begin putting ourselves in the position to act on these opportunities once they do start to arise. This means both continuing to build up a larger cash reserve across the portfolio (which today totals nearly $200 million in cash across all active funds) and establishing ourselves as a ready and willing buyer within the channels of brokers and agents that act as a conduit to future deal flow.

Ultimately, the benefit of having been more conservative up to this point in the cycle combined with our willingness to be patient should afford us better opportunities to acquire those assets that we believe will generate outsized returns over the long-term as a result of the more permanent structural changes to behavior that emerge from the pandemic.

Below we walk through our specific investment strategy in more detail, which we’ve broken into three relative phases.

(Keep in mind that the following represents what we believe to be appropriate given what we know today. It’s also important to note that rather than occur in strict succession, there is likely to be some overlap and that, depending on future circumstances, we may deviate from this strategy significantly.)

•	Phase I: Maximize near term flexibility
•	Phase II: Maintain stability and increase yield
•	Phase III: Capitalize on opportunities for higher potential return

Phase I: Maximize near term flexibility

Target investments: liquid and structured debt markets

In most financial crises, the first major asset class to experience disruption is credit markets. This is due to the fact that credit is by far the largest asset class and is simultaneously exposed to both long-term economic risk and overnight margin requirements. A long bull market, like the record-setting one that ended in February, encourages a false sense of security. As we indicated in our 2019 year-end letter to investors, the Fed, in its “lower for longer” accommodative monetary policy, effectively signaled to many market participants a green light to take on more risk. Gradually, but ever increasingly, investors borrowed short to lend long. And when the paradigm suddenly and unexpectedly shifted from optimism to fear, institutions called in their lines and demanded paydowns, triggering the start of a vicious doom loop of forced selling and sharp price declines.

For those who don’t make a living trading in them (i.e., nearly everyone), credit markets can often seem completely out of sync with the real world because they trade on the expectations of what the often distant future will bring. They therefore tend to collapse before any real materially adverse changes take place in the economy, and then seemingly rebound even amid mounting job losses, reduced earnings, or even bankruptcies.

For this reason, they can be both a bellwether for the future as well as one of the first places where opportunities to find value emerge.

While we’ve long believed that the general stock market was overvalued and due for a correction, we believe that for certain assets, such as high-quality credit, the recent collapse in pricing was driven more by a lack of liquidity than by weakness in the underlying fundamentals. In some instances, spreads for high grade borrowers have blown out by hundreds of basis points while the underlying assets remain more or less stable. Although spreads have begun to normalize as liquidity returns, we believe there is an interim opportunity to deploy a portion of our existing cash reserves from now near-zero yielding money markets into specific, more liquid securities such as REIT bonds (i.e., loans to public real estate companies), where we have a deep understanding of the underlying assets securing the debt due to managing and operating very similar properties ourselves.

Sources: FINRA Market Data, Yahoo Finance

Today, some of these REIT bonds, with effective LTVs of approximately 40 ‒ 60%, are pricing at +200 basis point spreads above US Treasuries (a basis point equals 1/100th of a percent, so the aforementioned bonds are trading at a price that yields a 2% premium to a US Treasury note). By comparison, the same bond was trading at a +50 basis point spread only a few months earlier. We believe these bonds, with their increased spreads, represent a prudent interim investment today that will generate yields superior to money market funds (which now only pay about 25 basis points) while still providing near term flexibility for when we determine it is appropriate to shift into more illiquid, opportunistic acquisitions.

Phase II: Maintain midterm stability while seeking increased yield

Target investments: distressed debt and private market bridge / rescue loans

As the shock of the abrupt shutdown continues to reverberate through the economy, we expect that some of the first real estate assets to be impacted will be projects that are midway through development. This could include properties that are still in the process of completing their entitlements, or even buildings that are under construction. Either way, the combined impact of the shutdown of non-essential businesses with the rapid change in the commercial lending environment is likely to produce a cohort of projects that are behind schedule and in need of additional funds to reach completion.

In certain cases, these projects may not have inherent flaws or weaknesses, but are simply the victims of poor timing and circumstances changing beneath them. Even experienced developers will often only capitalize a new development with a 10% contingency for timing delays and cost overruns, leaving little room for the unexpected. Many of these projects will need short-term additional funding in order to ensure they are able to deliver. Due to the existential nature of not completing a development — a half-finished building isn’t worth much — the value of these additional funds tends to be extremely high. While the most likely source of additional funding should be capital calls from existing equity investors, some of those equity investors may be unwilling or unable to step up to the plate. In which case, the sponsor would then need to look to external sources to rescue the project and “bridge” it to completion.

In these instances, the combination of substantial cash reserves, along with our experience as an operator and investor in similar projects, should put us in a compelling position to recapitalize select projects that we believe have the strongest fundamentals. Since the liquidity provided by our cash reserves tends to be scarce during times like this, we’d expect to be able to invest at a lower basis and a higher return than we would have been able to only a few months earlier.

Phase III: Capitalize on opportunities for higher potential return

Target investments: Direct ownership of undervalued properties that fit long-term macroeconomic trends

Capitalizing on opportunities for the direct acquisition of assets whose prices have come down substantially below where they were trading previously will have the longest lead time. This is primarily due to the fact that in most instances, unless an existing owner is in a truly distressed situation, they are unlikely to sell an asset for substantially less than what they had expected to receive before the downturn. In other words, external events must force a sale.

In this case, distress would likely come from owners who overleveraged the asset itself or have overextended themselves as the sponsorship-ownership group.

To understand the natural lag in starting to see these opportunities, take for example the hypothetical owner of a retail shopping center in today’s environment.

1.	Due to the shutdown, most if not all of the tenants in the center are closed, or at minimum providing delivery-only services. Few are generating enough revenue to afford to pay their rent and the owner is probably willing — if not required in certain states — to extend several months of rent relief to the tenants.
2.	It may be 3+ months before all the tenants are able to fully reopen for business. And once they do, it’s unclear if many will actually be able to survive after having drained much of their cash reserves, and with customers potentially choosing to continue to do a majority of their shopping online.
3.	During what may be a painful 6 to 12 month period, as stores close and income from the property deteriorates, the owner will struggle to cover their debt service payments to their lender.
4.	After a series of short-term extensions and potentially even last-ditch capital infusions from the owner in an attempt to stabilize the property, they may finally determine that their best option is either to sell the asset at a substantial discount to their basis, or simply give the asset back to the lender in foreclosure.

In summary, even for assets such as failing retail shopping centers that are likely to experience the most immediate and substantial negative impact, it would take 12 months or more before an asset actually changes hands at a distressed price.

Much like Warren Buffet, we believe it is better to buy great real estate at a good price than bad real estate at a great price. So, we will focus our efforts on those assets that we believe have the strongest fundamentals and long-term growth drivers.

What does this mean for your portfolio?

In the immediate term, the investment plans will primarily be allocated to newly launched funds so that we are able to proactively pursue the aforementioned investment strategies that fully take into consideration the impacts of the COVID-19 downturn, as well as the natural timing of private real estate markets. While having a blank slate from which to invest provides the flexibility necessary to execute on these strategies, it also means that these new dollars invested through the plans will be going into funds with only a limited number of assets for some period of time.

In addition, the relative variation between our income and growth focused plans is likely to be less pronounced while, during Phase I & II, we seek to deploy into those assets that provide investors with the greatest stability and flexibility. As we eventually move into Phase III, we’d expect the plans to begin to diverge more as the income funds would likely continue to hold some of the longer-term income focused assets while the growth funds would likely allocate out of short term, liquid assets to acquire potentially undervalued or distressed assets that may have very little yield during the period required to fix or rebuild the asset but that have much higher potential returns should that work prove accretive.

While investing with Fundrise has and will always be a long-term proposition (something we’ve written about many times), we expect the current environment to require an even greater level of patience from us if we are to fully capture the opportunity created by the moment.

Fortunately, because of the strength and size of our overall portfolio, as well as our ability to deploy into certain types of institutional grade public and private market assets, we believe we will be able to deliver for our investors a strategy that otherwise would not be available to them as individuals.

As always, our unique advantage comes from our 130K strong investor community and the ability for that collective force to come together to direct action for the benefit of the whole.

Annual Report on Form 1-K

The following information is contained in the Company’s Annual Report on Form 1-K for the fiscal year ended December 31, 2019 and is included as an appendix to the Offering Circular:

Appendix

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook,” “believe,” “estimate,” “expect,” “potential,” “projected,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in our initial and subsequent offerings (the “Offering(s)”);
•	our ability to attract and retain members to the online investment platform located at www.fundrise.com (the “Fundrise Platform”) of Rise Companies Corp. (our “Sponsor”);
•	risks associated with breaches of our data security;
•	changes in economic conditions generally and the real estate and securities markets specifically;
•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;
•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease space;
•	defaults on or non-renewal of leases by tenants;
•	increased interest rates and operating costs;
•	our failure to obtain necessary outside financing;
•	decreased rental rates or increased vacancy rates;
•	the risk associated with potential breach or expiration of a ground lease, if any;
•	difficulties in identifying properties to complete, and consummating, real estate acquisitions, developments, joint ventures and dispositions;
•	our failure to successfully operate acquired properties and operations;
•	public health crises, pandemics and epidemics,
such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);
•	exposure to liability relating to environmental and health and safety matters;
•	changes in real estate and zoning laws and increases in real property tax rates;
•	failure of acquisitions to yield anticipated results;
•	our level of debt and the terms and limitations imposed on us by our debt agreements;
•	the need to invest additional equity in connection with debt refinancings as a result of reduced asset values;
•	our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;
•	expected rates of return provided to investors;
•	the ability of our Sponsor and its affiliates to source, originate and service our loans and other assets, and the quality and performance of these assets;
•	our ability to retain and hire competent employees and appropriately staff our operations;

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•	legislative or regulatory changes impacting our business or our assets and Securities and Exchange Commission (“SEC”) guidance related to Regulation A (“Regulation A”) of the Securities Act of 1933 (the “Securities Act”), as amended, or the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”);
•	changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;
•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our Sponsor;
•	our ability to access sources of liquidity when we have the need to fund redemptions of common shares in excess of the proceeds from the sales of our common shares in our offerings and the consequential risk that we may not have the resources to satisfy redemption requests;
•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act of 1940, as amended, and other laws; and
•	changes to accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

Fundrise For-Sale Housing eFund – Washington DC, LLC, (“we,” “us,” and the “Company”), is a Delaware limited liability company formed on November 19, 2015, primarily to acquire property for the development of for-sale housing in the Washington, DC metropolitan statistical area (“MSA”). Operations commenced on May 26, 2017. We use substantially all of the net proceeds raised from our Offerings to invest in the acquisition of property for the development and rental of single-family attached and detached homes, townhomes and condominiums targeted to first-time, move-up and active adult homebuyers (referred to herein as “For-Sale Housing”). We may also invest in commercial or residential properties that can be repurposed into For-Sale Housing and, to a lesser extent, real estate-related debt and other real estate-related assets. We may make our investments through majority owned subsidiaries, some of which may have rights to receive preferred economic returns.

As of December 31, 2019 and 2018, our portfolio was comprised of approximately $19.3 million and $15.8 million worth of equity in controlled subsidiaries and other real estate holding entities, respectively, that in the opinion of Fundrise Advisors, LLC (our “Manager”), meets our investment objectives. See Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations - Recent Developments for information concerning our investments since December 31, 2019.

We have elected to be taxed as a partnership under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ending December 31, 2017. We have attempted to diversify our portfolio by investment type, investment size and investment risk with the goal of attaining a portfolio of real estate assets that provide attractive and stable returns to our investors.

We are externally managed by our Manager, which is an investment adviser registered with the SEC and a wholly-owned subsidiary of our Sponsor, the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the Fundrise Platform that allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. As such, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Investment Strategy

We believe that the near and intermediate-term market for investment in the acquisition of property for the development and sale of For-Sale Housing targeted at first-time, move-up and active adult homebuyers is compelling from a risk-return perspective. Given the growing millennial demographic nearing home-buying age and increasing culture preferences for urban living, both by millennials and baby boomers, we favor a strategy weighted toward targeting debt and equity investments in new homes and townhomes, newly renovated homes and townhomes, and condominiums in urban centers. Millennials (generally defined as people born between 1980 and 2000), the largest generation in American history, are coming of home-buying age. As described in the “Market Overview and Opportunity” section contained in the latest offering circular (“Offering Circular”) we use in connection with our Offering, a number of factors have created a pent up For-Sale Housing demand for millennials, including education and cultural trends, a strong preference for walkable, urban centers, and an increasingly attractive buy vs. rent cost analysis.

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We may enter into one or more joint ventures, tenant-in-common investments or other co-ownership arrangements for the acquisition, development or improvement of properties with third parties or affiliates of our Manager, including present and future real estate investment offering and real estate investment trusts (“REITs”) sponsored by our Sponsor. We also may serve as mortgage lender to, or acquire interests in or securities issued by, these joint ventures, tenant-in-common investments or other joint venture arrangements.

For debt investments, our Manager intends to directly structure, underwrite and originate many of the debt products in which we invest as this provides for the best opportunity to manage our borrower and partner relationships and optimize the terms of our investments. Our proven underwriting process, which our management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at our Sponsor, will involve comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We feel that the current and future market environment for the acquisition of property for the development and sale of For-Sale Housing (including any existing or future government sponsored programs) provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our shareholders.

We expect to selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. Our target portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the interim portfolio) in order to quickly build a diversified portfolio of For-Sale Housing assets. We will seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities, or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

In executing on our business strategy, we believe that we will benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record, and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

•	our Sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

•	our Sponsor’s direct and online origination capabilities, which are amplified by a proprietary technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

•	our Sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate related products and that finance the types of assets we intend to acquire and originate;

•	our Sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol;

•	our Sponsor’s management team which has a successful track record of making commercial real estate investments in a variety of market conditions; and

•	our Sponsor’s relationships with members of, and investors in, the Fundrise Platform that may enhance our ability to sell our For-Sale Housing projects.

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Investment Objectives

Our primary investment objectives are:

•	to realize growth in the value of our investments within approximately five to seven years of the commencement of our initial Offering;

•	to develop and sell homes, townhomes and condominiums for sale at a healthy profit margin;

•	to pay attractive cash distributions as cash becomes available through the sale of our assets;

•	to enable investors to realize a return on their investment by beginning the process of liquidating and distributing cash to investors within approximately five years of the termination of our initial Offering, or providing liquidity through alternative means such as in-kind distributions of our own securities or other assets;

•	to preserve, protect and return our investors’ capital contribution; and

•	to provide homebuyer investors with the opportunity to gain valuable market and real estate knowledge about their future home options while also allowing them to capitalize on a trend that they are actively participating in.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee will review our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders.

Investment Types

Our primary investment types are as follows:

•	Single-Family Residential Rental Properties and Real Estate Held for Improvement – Our investments in single-family residential rental properties and real estate held for improvement may include the acquisition of single-family homes, townhomes, and condominiums for the intended purpose of developing and renting, or developing and selling the properties, respectively. See Note 2, Summary of Significant Account Policies – Single-Family Residential Rental Properties and Real Estate Held for Improvement, in our consolidated financial statements for further detail.

•	Real Estate Debt Investments – Our real estate debt investments may include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests in unconsolidated joint ventures.

•	Real Estate Held for Sale – From time to time, we may identify single-family residential properties to be sold. At the time that any such properties are identified, we perform an evaluation to determine whether or not such properties should be classified as held for sale or presented as discontinued operations in accordance with U.S. GAAP.

We believe that these investment types are complementary to each other due to overlapping sources of investment opportunities and common reliance on real estate fundamentals and application of similar portfolio management skills to maximize value and to protect capital.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive margins. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, home builders, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

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Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in the Offering Circular, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. For further information regarding forward-looking statements, see Statement Regarding Forward Looking Statements. Unless otherwise indicated, latest results discussed below are as of December 31, 2019.

Offering Results

We have offered, are offering, and may continue to offer up to $50.0 million in our common shares in our Offerings in any rolling twelve-month period. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of December 31, 2019 and 2018, we have raised total gross offering proceeds of approximately $26.7 million and $15.9 million, respectively, from settled subscriptions (including the $100,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor).

As of December 31, 2019 and 2018 we have settled subscriptions in our Offerings and private placements of approximately 2,670,000 and 1,590,000, respectively, of our common shares. Assuming the settlement for all subscriptions received as of December 31, 2019, approximately 3,468,000 of our previously qualified common shares remained available for sale to the public under our Offering.

Until December 31, 2018, the per share purchase price for our common shares was $10.00 per share, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price of our common shares is adjusted semi-annually and will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”), divided by the number of our common shares outstanding as of the end of the prior fiscal semi-annual period (“NAV per share”). Accordingly, the per share purchase price of our common shares has been $10.00 per share from inception through December 31, 2019. Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity on a monthly basis, after observing a mandatory 60-day waiting period, for their investment in our shares.

Effective as of March 31, 2020, our Manager has determined to (i) suspend the processing and payment of redemptions under our redemption plan until further notice, and (ii) delay the consideration and processing of all outstanding redemption requests until further notice. At this time, investors may continue to submit redemption requests, but should know that such redemption requests may not be processed and, ultimately, may be rejected.

Accordingly, all redemption requests, including outstanding redemption requests as of March 31, 2020, may be, at a later date, either (i) considered and processed or (ii) rejected. We intend to reinstate the processing and payment of redemptions under our redemption plan as soon as business prudence allows, but can make no assurances as to when such redemptions will resume.

Distributions

We do not expect to declare any distributions until the proceeds from our public offering are invested and returns, if any, have been received by the eFund. In addition, as we expect primarily to invest in the acquisition of property for the development of For-Sale Housing or in properties that have significant capital requirements, these properties may not immediately generate cash flow from sale. Thus, our ability to make distributions may be negatively impacted, especially during our early periods of operation. As of December 31, 2019, we have not declared any distributions.

Once we begin to make distributions, we expect that our Manager will declare and make them on a periodic basis based on appreciation of, or operating cash flow from, the sale of our assets, as determined by our Manager, in arrears. Any distributions we make will be at the discretion of our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow, the appreciated value of the underlying assets and/or our need to maintain reserves. Given the expectation that most of our distributions will come from the sale of assets, it is likely that we will not make distributions at a consistent rate nor on a consistent periodic basis, if at all. Distributions will be paid to shareholders as of the record dates selected by the Manager.

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Redemption Plan

We have adopted a redemption plan whereby, on a monthly basis, a shareholder may obtain liquidity as described in detail in our Offering Circular. However, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, following any material decrease in our NAV, to comply with the publicly traded partnership Safe Harbor, or for any other reason.

As of December 31, 2019, approximately 215,000 shares had been submitted for redemption, and 100% of such redemption requests have been honored.

Effective as of March 31, 2020, our Manager has determined to (i) suspend the processing and payment of redemptions under our redemption plan until further notice, and (ii) delay the consideration and processing of all outstanding redemption requests until further notice. At this time, investors may continue to submit redemption requests, but should know that such redemption requests may not be processed and, ultimately, may be rejected.

Accordingly, all redemption requests, including outstanding redemption requests as of March 31, 2020, may be, at a later date, either (i) considered and processed or (ii) rejected. We intend to reinstate the processing and payment of redemptions under our redemption plan as soon as business prudence allows, but can make no assurances as to when such redemptions will resume.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way, that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our consolidated financial statements. Please refer to Note 2, Summary of Significant Accounting Policies, included in our consolidated financial statements, for a more thorough discussion of our accounting policies and procedures.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (“ASU”) that may have an impact on our consolidated financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies – Recent Accounting Pronouncements, in our consolidated financial statements, for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.  This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.  We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B).  By electing to extend the transition period for complying with new or revised accounting standards, our financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate revenues from investments in the development and rental, or development and sale of For-Sale Housing. We may also invest in commercial or residential properties that can be repurposed into For-Sale Housing and, to a lesser extent, as real estate-related debt and other real estate-related assets. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition, in our consolidated financial statements for further detail.

Results of Operations

On May 26, 2017, we commenced operations upon our satisfying the $1.0 million minimum offering requirement (not including the $100,000 received in the private placements to our Sponsor and Fundrise, L.P.). The Company had twenty-four and twenty-three investments as of December 31, 2019 and 2018, respectively. For the year ended December 31, 2019, we had a total net loss of approximately $43,000 primarily attributable to general and administrative expenses incurred. For the year ended December 31, 2018, we had a total net loss of approximately $374,000 primarily attributable to general and administrative expenses incurred, as well as asset management fees incurred.

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Income

Interest Income

For the years ended December 31, 2019 and 2018, we earned approximately $0 and $8,000 of interest income, respectively. The decrease in interest income was due to the redemption of our single real estate debt investment in early 2018.

 Rental Income

For the years ended December 31, 2019 and 2018, we earned rental income of approximately $172,000 and $84,000, respectively. The increase in rental income was due to six single-family residential rental properties having commenced rental operations as of December 31, 2019 compared to only four residential rental properties as of December 31, 2018.

Other Income

For the years ended December 31, 2019 and 2018, we earned approximately $35,000 and $0 of other income, respectively. The increase in other income was due to money market dividends earned.

Gain on Sale of Real Estate

For the years ended December 31, 2019 and 2018, we earned approximately $110,000 and $41,000, respectively, of gain on sale of real estate, from the sale of one single-family home each year.

Expenses

For the years ended December 31, 2019 and 2018, we incurred expenses of approximately $360,000 and $507,000, respectively. The decrease in expenses during the year ended December 31, 2019 was due to the reduction in asset management fees and general and administrative expenses incurred.

General and Administrative

For the years ended December 31, 2019 and 2018, we incurred general and administrative expenses of approximately $236,000 and $309,000, respectively, which includes auditing and professional fees, bank fees, and other costs associated with operating our business. The decrease in general and administrative expenses was primarily due to a decrease in audit, tax, and advisory expenses for the year ended December 31, 2019.

Property Operating and Maintenance

For the years ended December 31, 2019 and 2018, we incurred property operating and maintenance expenses of approximately $73,000 and $44,000, respectively. The increase in expense during 2019 is due to operating two additional properties as of December 31, 2019, as well as the properties that were placed in service during the year ended December 31, 2018 operating for a full year.

Asset Management and Other Fees – Related Party

For the years ended December 31, 2019 and 2018, we incurred asset management fees of approximately $0 and $112,000, respectively. The decrease in the amount of asset management fees is attributable to our Manager waiving the asset management fees from January 1, 2019 through December 31, 2019.

Our Investments

As of December 31, 2019, we have entered into the following investments. No investments have been made since December 31, 2019. Note: the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

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Single Family Residential Properties - Intended for Rental Use:

Asset Name	Zip Code	Beds / Baths at Acquisition	Approximate Square Footage at Acquisition	Date of Acquisition	Approximate Acquisition Cost	Overview (Form 1-U)
344	20011	4 / 3.5	1,660	8/16/2017	$657,000	Initial	Update 1 Update 2
I51	20011	3 / 1	1,640	10/20/2017	$573,000	Initial	Update 1 Update 2
H61	20011	2 / 1.5	832	10/30/2017	$559,000	Initial	Update 1 Update 2
G22 (A)	20011	3 / 2	1,152	1/29/2018	$497,000	Initial	Update
I12	20011	3 / 1.5	2,014	5/24/2018	$591,000	Initial	Update 1 Update 2
I81	20011	3 / 1	1,936	9/25/2018	$526,000	Initial	Update 1 Update 2
P91	22202	2 / 1.5	2,100	3/8/2019	$811,000	Initial	Update

(A)	G22 sold on 11/2/2018 for a sales price of approximately $599,900.

Single Family Residential Properties - Intended for Renovation:

Asset Name	Zip Code	Beds / Baths at Acquisition	Approximate Square Footage at Acquisition	Date of Acquisition	Approximate Acquisition Cost	Projected Internal Rate of Return (“IRR”)	Overview (Form 1-U)
343 - Controlled Subsidiary	20011	3 / 2.5	1,372	7/28/2017	$514,000	9.2% - 17.7%	Initial	Update 1 Update 2 Update 3
T32 - Controlled Subsidiary	20002	3 / 1.5	1,944	10/27/2017	$578,000	9.6% - 17.6%	Initial	Update 1 Update 2 Update 3
H13 - Controlled Subsidiary	20009	2 / 1.5	2,072	11/8/2017	$831,000	7.4% - 15.1%	Initial	Update 1 Update 2 Update 3
S17 - Controlled Subsidiary	20009	4 / 2	1,254	12/8/2017	$1,157,000	9.8% - 15.1%	Initial	Update 1 Update 2 Update 3
N22 - Controlled Subsidiary	20018	4 / 1	1,140	2/23/2018	$547,000	4.2% - 11.6%	Initial	Update 1 Update 2
H71 - Controlled Subsidiary	20011	5 / 2	1,284	2/26/2018	$520,000	8.1% - 14.2%	Initial	Update 1 Update 2
447 - Controlled Subsidiary	20011	3 / 1.5	1,112	3/9/2018	$517,000	8.1% - 14.2%	Initial	Update 1 Update 2
749 - Controlled Subsidiary	20011	4 / 2	1,288	3/16/2018	$548,000	6.2% - 12.6%	Initial	Update 1 Update 2
M20 - Controlled Subsidiary	20018	3 / 1	1,760	3/26/2018	$529,000	7.1% - 14.0%	Initial	Update 1 Update 2
850 - Controlled Subsidiary	20011	3 / 1	1,080	5/11/2018	$448,000	14.9% - 20.0%	Initial	Update 1 Update 2
G12 - Controlled Subsidiary	20009	6 / 2	3,316	5/16/2018	$855,000	12.2% - 19.7%	Initial	Update 1 Update 2
V30 - Controlled Subsidiary	20011	3 / 1.5	1,508	5/17/2018	$624,000	12.3% - 19.8%	Initial	Update 1 Update 2
W27 - Controlled Subsidiary	20008	4 / 3.5	2,420	5/18/2018	$922,000	7.1% - 13.8%	Initial	Update 1 Update 2
F64 - Controlled Subsidiary	20011	4 / 3	1,152	6/15/2018	$573,000	11.3% - 18.9%	Initial	Update 1 Update 2
B38 - Controlled Subsidiary	20007	4 / 2	1,188	6/21/2018	$868,000	11.0% - 18.4%	Initial	Update 1 Update 2
841 - Controlled Subsidiary	20011	4 / 2.5	1,488	6/22/2018	$661,000	10.5% - 17.9%	Initial	Update 1 Update 2
R13 - Controlled Subsidiary	20009	4 / 2	2,664	8/28/2018	$1,200,000	12.1% - 18.4%	Initial	Update 1 Update 2
F42 - Controlled Subsidiary	20011	5 / 2	1,280	9/19/2018	$548,000	6.2% - 14.0%	Initial	Update 1 Update 2
W12 – Controlled Subsidiary (A)	20001	6 / 3	3,000	1/11/2019	$873,000	6.2% - 13.0%	Initial	Update

(A)	Property sold on 12/19/2019 for a sales price of approximately $1,210,000.

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Real Estate Debt Investments:

Senior Secured Loans	Location	Type of Property	Date of Acq.	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
Madison Bloomingdale Senior Loan* (6)	Washington, DC	Single-Family Home	6/27/17	9.25%	6/26/18	$1,550,000	78.5%	86.7%	Initial

* Acquisition was reviewed and approved by the Independent Representative prior to its consummation, with such determination that the transaction was fair and reasonable to us and at a price to us that is not materially greater than the cost of the asset was to the affiliated seller.

(1)	Interest Rate refers to the projected the annual interest rate on each senior loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.
(2)	Maturity Date refers to the initial maturity date of each senior loan, and does not take into account any extensions that may be available.
(3)	Total Commitment refers to the total commitment made by the Company to fund the senior loan, not all of which may have been funded on the acquisition date.
(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. We generally use LTV for properties that are generating cash flow.
(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.
(6)	This investment has subsequently repaid its outstanding obligations in full.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offerings, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from our Offerings to conduct our proposed operations. We will obtain the capital required to purchase and originate real estate-related investments and conduct our operations from the proceeds of our Offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of December 31, 2019, we have twenty-four investments totaling approximately $19.3 million in deployed capital and had approximately $5.8 million in cash and cash equivalents. As of December 31, 2018, we had twenty-three investments totaling approximately $15.8 million in deployed capital and had approximately $291,000 in cash and cash equivalents.

For information regarding the anticipated use of proceeds from our Offering, see our “Estimated Use of Proceeds” in our Offering Circular here. We anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations.

As of December 31, 2019 and 2018, we had outstanding debt of $0 and $1.1 million, respectively, that was drawn from our grid note with our Sponsor (See Note 6, Related Party Arrangements in our consolidated financial statements). Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the interim portfolio) in order to quickly build a diversified portfolio of property for the development and sale of For-Sale Housing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

If we are unable to fully raise $50.0 million in common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. The Company may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

9

Outlook and Recent Trends

As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to the Company’s future performance and future financial results. The Company is unable to quantify the impact COVID-19 may have on its future financial results at this time.

While we are encouraged by the relative stability of the residential real estate markets, the country has entered a period of a high degree of uncertainty and volatility as a result of the impact of COVID-19. Although that is likely to mean a period of economic stress, broadly speaking, we believe the DC eFund is well positioned to withstand potential economic shocks or slowdowns in the economy. First, residential property, like food, is a basic good rather than a discretionary expense so should perform more resiliently in a downturn. Second, as of March 2020, the eFund real estate portfolio has taken on zero debt. Management chose to place no senior debt on the properties in order to protect against the risk that credit markets freeze or become disrupted, a situation which is now becoming increasingly likely. Our belief is a portfolio of urban infill housing in the nation’s capital is likely to be more stable than most other assets.

Lastly, current interest rate environment has dramatically eased as a result of the Federal Reserve materially lowering rates. Capital markets expect the Fed to continue to inject more liquidity into the market (similar to previous Quantitative Easing). When the market recovers, the DC eFund portfolio should be able to exit into a housing market with low mortgage rates.

As we described in previous filings over the years, by targeting modest-to-no leverage and mid-term target investment durations, we believe we will remain well positioned, as compared to our competitors, in the event current market dynamics deteriorate.

Off-Balance Sheet Arrangements

As of December 31, 2019 and 2018, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 6, Related Party Arrangements, in our consolidated financial statements.

Recent Developments

Other

Event	Date	Description

Redemption Plan Update	3/31/2020	Effective as of March 31, 2020, our Manager has determined to (i) suspend the processing and payment of redemptions under our redemption plan until further notice, and (ii) delay the consideration and processing of all outstanding redemption requests until further notice. At this time, investors may continue to submit redemption requests, but should know that such redemption requests may not be processed and, ultimately, may be rejected.

Accordingly, all redemption requests, including outstanding redemption requests as of March 31, 2020, may be, at a later date, either (i) considered and processed or (ii) rejected. We intend to reinstate the processing and payment of redemptions under our redemption plan as soon as business prudence allows, but can make no assurances as to when such redemptions will resume.

Item 3.	Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

10

Executive Officers of Our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	43	Chief Executive Officer and Interim Chief Financial Officer and Treasurer
Brandon T. Jenkins	34	Chief Operating Officer
Bjorn J. Hall	39	General Counsel, Chief Compliance Officer and Secretary

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and a Director of our Sponsor since its inception on March 14, 2012. As of February 9, 2016, Ben is also serving as Interim Chief Financial Officer and Treasurer of our Manager. Prior to Rise Companies Corp., Ben had been a Managing Partner of the real estate company WestMill Capital Partners from October 2010 to June 2012, and before that, was President of Western Development Corporation one of the largest mixed-use real estate companies in the Washington, DC metro area, from April 2006 to October 2010, after joining the company in early 2005 as its Chief Operating Officer. From 2003 until 2005, Mr. Miller was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative. In 2001, Mr. Miller co-founded and was a Managing Partner of US Nordic Ventures, a private equity and operating company that works with Scandinavian green building firms to penetrate the U.S. market. Mr. Miller has a Bachelor of Arts from the University of Pennsylvania.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacities with the Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate which he continues to do currently. Additionally, Brandon has served as Director of Real Estate for WestMill Capital Partners since March of 2011. Previously, Brandon spent two and a half years as an investment advisor and sales broker at Marcus & Millichap, the largest real estate investment sales brokerage in the country. Prior to his time in brokerage, Brandon also worked for Westfield Corporation, a leading shopping center owner. Brandon earned his Bachelor of Arts in Public Policy and Economics from Duke University.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014. Prior to joining our Sponsor in February 2014, Bjorn was a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Bjorn has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Compensation of Executive Officers

Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for his services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular and Note 6, Related Party Arrangements – Fundrise Advisors, LLC, Manager, in our consolidated financial statements.

Item 4.	Security Ownership of Management and Certain Securityholders

Principal Members

The following table sets forth the approximate beneficial ownership of our common shares as of March 15, 2020 for each person or group that holds more than 5.0% of our common shares, for each director and executive officer of our Manager and for the directors and executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

	Number of Shares Beneficially	Percent of
Name of Beneficial Owner (1)(2)	Owned	All Shares
Benjamin S. Miller	100	*
Brandon T. Jenkins	2	*
Bjorn J. Hall	26	*
All directors and executive officers of our Manager as a group (3 persons)	128	*

*	Represents less than 1% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner has an address in care of our principal executive offices at 11 Dupont Circle NW, 9th Floor, Washington, DC 20036.

Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see Note 6, Related Party Arrangements, in our consolidated financial statements.

Item 6.	Other Information

None.

11

Item 7.	Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise For-Sale Housing eFund - Washington DC, LLC

12

 Independent Auditorʼs Report

To the Members

Fundrise For-Sale Housing eFund – Washington DC, LLC

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Fundrise For-Sale Housing eFund - Washington DC, LLC and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2019 and 2018, the related consolidated statements of operations, members’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

Managementʼs Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditorʼs Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditorʼs judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entityʼs preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entityʼs internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fundrise For-Sale Housing eFund – Washington DC, LLC and subsidiaries as of December 31, 2019 and 2018, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

McLean, Virginia

April 13, 2020

F-1

Fundrise For-Sale Housing eFund - Washington DC, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of	As of
	December 31, 2019	December 31, 2018
ASSETS
Cash and cash equivalents	$5,832	$291
Other assets	102	56
Investments in single-family residential rental properties, net	3,846	2,406
Investments in real estate held for improvement	15,369	13,384
Total Assets	$25,149	$16,137

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$512	$173
Due to related party	5	188
Settling subscriptions	5	80
Redemptions payable	110	68
Note payable – related party, inclusive of accrued interest	-	1,089
Total Liabilities	632	1,598

Commitments and Contingencies

Members’ Equity:
Common shares; unlimited shares authorized; 2,668,059 and 1,591,189 shares issued, and 2,453,539 and 1,505,349 outstanding as of December 31, 2019 and 2018, respectively	26,688	15,803
Redemptions - common shares	(2,095)	(841)
Additional paid in capital	390	-
Retained Earnings (Accumulated deficit)	(466)	(423)
Total Members’ Equity	24,517	14,539
Total Liabilities and Members’ Equity	$25,149	$16,137

The accompanying notes are an integral part of these consolidated financial statements.

F-2

Fundrise For-Sale Housing eFund - Washington DC, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Year Ended	For the Year Ended
	December 31, 2019	December 31, 2018
Income
Interest income	$-	$8
Rental income	172	84
Other income	35	-
Gain on sale of real estate	110	41
Total income	317	133

Expenses
Interest expense - related party note	7	19
Asset management and other fees – related party	-	112
Depreciation and amortization	44	23
Property operating and maintenance	73	44
General and administrative expenses	236	309
Total expenses	360	507

Net income (loss)	$(43)	$(374)

Net income (loss) per common share	$(0.02)	$(0.30)
Weighted average number of common shares outstanding	2,017,661	1,249,597

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Fundrise For-Sale Housing eFund - Washington DC, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members'
	Shares	Amount	deficit)	Equity
December 31, 2017	881,896	$8,819	$(49)	$8,770
Proceeds from issuance of common shares	696,005	6,960	-	6,960
Redemptions of common shares	(72,552)	(708)	-	(708)
Offering costs	-	(109)	-	(109)
Net income (loss)	-	-	(374)	(374)
December 31, 2018	1,505,349	14,962	(423)	14,539
Proceeds from issuance of common shares	1,076,870	10,769	-	10,769
Redemptions of common shares	(128,680)	(1,255)	-	(1,255)
Additional paid in capital, sponsor	-	390	-	390
Offering costs reimbursed, release of liability	-	90	-	90
Offering costs reimbursed, reimbursed	-	35	-	35
Offering costs	-	(8)	-	(8)
Net income (loss)	-	-	(43)	(43)
December 31, 2019	2,453,539	$24,983	$(466)	$24,517

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Fundrise For-Sale Housing eFund - Washington DC, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Year Ended	For the Year Ended
	December 31, 2019	December 31, 2018
OPERATING ACTIVITIES:
Net income (loss)	$(43)	$(374)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	44	23
Organizational costs	-	21
Gain on sale of real estate	(110)	(41)
Changes in assets and liabilities:
Net decrease (increase) in interest receivable	-	14
Net decrease (increase) in other assets	(9)	(27)
Net increase (decrease) in accounts payable and accrued expenses	9	85
Net increase (decrease) in interest payable – related party	(19)	19
Net increase (decrease) in due to related party	(58)	39
Net cash provided by (used in) operating activities	(186)	(241)
INVESTING ACTIVITIES:
Acquisitions of real estate held for improvement	(1,674)	(10,408)
Improvements in real estate held for improvement	(2,369)	(394)
Acquisitions of single-family residential rental properties	-	(591)
Improvements in single-family residential rental properties	(146)	(42)
Proceeds from sale of real estate	1,123	559
Repayment of real estate debt investments	-	1,080
Net cash provided by (used in) investing activities	(3,066)	(9,796)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	10,689	6,886
Additional paid in capital, sponsor	390	-
Proceeds from settling subscriptions	5	80
Proceeds from note payable – related party	800	2,770
Repayment of note payable – related party	(1,870)	(1,700)
Offering costs	(8)	(5)
Cash paid for shares redeemed	(1,213)	(656)
Net cash provided by (used in) financing activities	8,793	7,375

Net increase (decrease) in cash and cash equivalents	5,541	(2,662)
Cash and cash equivalents, beginning of year	291	2,953
Cash and cash equivalents, end of year	$5,832	$291

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid - related party note	$37	$-

SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITY:
Organizational and offering costs accrued	$-	$125
Redemptions payable	$110	$68
Improvements in real estate held for improvement included in accounts payable and accrued expenses	$283	$2
Organizational and offering costs, release of liability	$90	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Fundrise For-Sale Housing eFund - Washington DC, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

1.	Formation and Organization

Fundrise For-Sale Housing eFund - Washington DC, LLC (the “Company”) was formed on November 19, 2015, as a Delaware limited liability company to acquire and invest in property, for development or redevelopment. Real estate property may consist of land, single-family attached and detached homes, townhomes and condominiums targeted to first-time, move-up and active adult homebuyers and other real estate related investments. Operations commenced on May 26, 2017. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise For-Sale Housing eFund – Washington DC, LLC except where the context otherwise requires.

Each single-family real estate property investment of the Company is acquired by a limited liability company that is a subsidiary of ours. These subsidiaries are wholly owned by the Company and consolidated in these consolidated financial statements.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware Limited Liability Company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Company’s offering of its common shares (the “Offering(s)”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $50.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. Most recently, the Company qualified $42.4 million of shares on May 31, 2019, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $50.0 million.

As of December 31, 2019 and 2018, after redemptions, the Company has net common shares outstanding of approximately 2,454,000 and 1,505,000, respectively, including common shares held by Rise Companies Corp. (the “Sponsor”), an indirect owner of the Manager, in an amount of 500 common shares at $10.00 per share for an aggregate purchase price of $5,000 as of December 31, 2019 and 2018. In addition, as of December 31, 2019 and 2018, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000.

As of December 31, 2019 and 2018, the Company’s total amount of equity outstanding by the Company on a gross basis was approximately $24.6 million and $15.9 million, respectively, and the total amount of settling subscriptions was approximately $5,000 and $80,000, respectively. Both of these amounts were based on a $10.00 per share price.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

F-6

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Organizational and Offering Costs

Organizational and offering costs of the Company are being paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering. These may also include marketing and distribution of shares, including, without limitation, expenses for printing, amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees, and accountants’ and attorneys’ fees. Pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company, subject to a minimum net asset value (“NAV”), as described below.

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), it will start to reimburse the Manager, without interest, for these organizational and offering costs incurred, both, before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering provided. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company records a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with ASC 450, Contingencies. As a result, there will be no liability recognized until the Company reaches the Hurdle Rate. Upon the Company’s NAV exceeding the Hurdle Rate, it will recognize a liability with a corresponding reduction to equity for offering costs, and a liability with a corresponding expense for organizational costs.

As of December 31, 2019 and 2018, the Manager had incurred cumulative organizational and offering costs of approximately $500,000 and $485,000, respectively, on behalf of the Company. The Hurdle Rate was not met as of December 31, 2019; however, it was met during 2018; therefore, approximately $0 and $125,000 of offering costs were due to the Manager as of December 31, 2019 and 2018, respectively. Of the $125,000 due to the Manager as of December 31, 2018, $21,000 was related to organizational costs, while the remaining was related to offering costs. Because the Hurdle Rate was not met as of December 31, 2019, approximately $90,000 of the $125,000 of reimbursable offering costs due to the Manager as of December 31, 2018 were reimbursed back to the Company in June 2019. This amount will be forfeited by the Manger and not be subject to reimbursement in future periods. As of December 31, 2019 and 2018, the Company directly incurred cumulative offering cost of approximately $18,000 and $9,000 respectively.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (“ACH”) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

F-7

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the year. Basic earnings per share is computed by dividing income available to members by the weighted-average common shares outstanding during the year.

Real Estate Deposits

During the closing on an investment in single-family residential rental property or real estate held for improvement, we may place a cash deposit on the property being acquired. These deposits are placed before the closing process of the property has occurred. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will be returned to us.

Investments in Single-Family Residential Rental Properties and Real Estate Held for Improvement

Our investments in single-family residential rental properties and real estate held for improvement may include the acquisition of single-family homes, townhomes, and condominiums i) held as rental properties or ii) held for renovation/ redevelopment or are in the process of being renovated, respectively.

Upon acquisition, we evaluate each investment for purposes of determining whether a property can be immediately rented (Single-Family Residential Rental Property) or will need improvements or redevelopment (Real Estate Held for Improvement). Since inception, our investment transactions have been asset acquisitions recorded at their purchase price (plus transaction costs), and the purchase price is allocated between land and building and improvements based upon their relative fair values at the date of acquisition.

We capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a single-family residential property is available to be rented or sold.

 At the completion of the improvement plan, a property is classified as either a rental property or available for sale. Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures above a pre-determined threshold that improve or extend the life of a property and for certain furniture and fixtures additions.

Costs capitalized in connection with single-family residential property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with residential property acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range from 5 years to 27.5 years.

F-8

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company has adopted a redemption plan whereby, on a monthly basis, an investor has the opportunity to obtain liquidity monthly, following a minimum sixty (60) day waiting period after submitting their redemption request. Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 worth of shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions are also subject to declining discounts on the redemption price over the course of the time the member has held the shares being redeemed.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar month to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is less than or equal to 0.50% of the NAV of all of our outstanding shares as of the first day of such calendar month, and generally intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the number of common shares available for redemption in any given month or quarter, as these commercial real estate assets are paid off or sold, but we do not intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, following any material decrease in our NAV, to comply with the publicly traded partnership Safe Harbor, or for any other reason. Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Fundrise Platform to disclose such amendment.

Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

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 Income Taxes

The Company is treated as a pass-through entity for federal income tax purposes and, as such, is not subject to income taxes at the entity level. Rather, the distributive share of all items of income, gain, loss, deduction, or credit are passed through to the members and reported on their respective tax returns.  The Company’s federal tax status as a pass-through entity is based on its default classification as a limited liability company with more than one member, that is treated as a partnership. As of the date of these consolidated financial statements, the Company does not have any subsidiaries that pay tax at the entity level. Accordingly, these consolidated financial statements do not reflect a provision for income taxes and the Company has not taken any other tax positions which require disclosure.

The Company is required to file, has filed, and will continue to file income tax returns with the Internal Revenue Service and other taxing authorities. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service for a period of three years. All tax periods since inception remain open to examination at this time.

Revenue Recognition

Rental income is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of our resident receivables and record an allowance for doubtful accounts for any estimated probable losses. Bad debt expenses will be recorded within property operating and maintenance expenses in these consolidated financial statements.

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on real estate debt investments classified as held to maturity securities. As of December 31, 2019 and 2018, no amortization of premium, discount, origination costs or fees have been incurred.

Gains on sale of real estate are recognized net of costs and selling expenses at the time each single-family property is delivered and title and possession are transferred to the buyer.

Recently Adopted Accounting Pronouncements

In May 2014, FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU No. 2014-09 requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 for one year, which would make the guidance effective for the Company’s first fiscal year beginning after December 15, 2018. The Company adopted this standard under the modified retrospective approach, effective January 1, 2019. After performing an assessment, we determined that the adoption of this standard did not have a material impact or require an initial transition adjustment on our consolidated financial statements.

In November 2016, the FASB issued Accounting Standards Updated 2016-18 (“ASU 2016-18”) Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. When cash, cash equivalents, restricted cash or restricted cash equivalents are presented in more than one-line item within the statement of financial position, an entity shall calculate a total cash amount in a narrative or tabular format that agrees to the amount shown on the statement of cash flows. Details on the nature and amounts of restricted cash should also be disclosed. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period, and the Company adopted this standard effective January 1, 2019.  The adoption of this standard did not have a material impact on our consolidated financial statements.

In January 2016, the FASB issued Accounting Standards Update 2016-01 (“ASU 2016-01”), Financial Instruments – Overall, which changes the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The FASB also clarifies the guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The guidance was effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018. The guidance should be applied prospectively from that date. The Company adopted this standard effective January 1, 2019.  The adoption of this standard did not have a material impact on our consolidated financial statements.

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Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. In July 2019, the FASB voted to delay the fiscal year effective date of this standard by one year, and in November 2019, the FASB voted to delay the interim period effective date by one year. The standard will now be effective for annual reporting periods beginning after December 15, 2020, and for interim periods within fiscal years beginning after December 15, 2021. We are currently assessing the impact of this update on the presentation of these consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2020. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements. In November 2019, the FASB voted to delay the effective date of this standard by two years. The standard will now be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted.

 Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards.  This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.  We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B).  By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Single-Family Residential Rental Properties and Real Estate Held for Improvement

As of December 31, 2019 and 2018, we had six and four single-family residential rental properties, respectively.

The following table presents the Company’s investments in single-family residential rental properties (amounts in thousands):

	As of December 31, 2019	As of December 31, 2018
Land- acquisition allocation	$2,457	$1,473
Building - acquisition allocation	1,260	906
Post-acquisition capitalized improvements	196	50
Total gross investment in single-family residential rental properties	$3,913	$2,429
Less: accumulated depreciation	(67)	(23)
Total investment in single-family residential rental properties, net	$3,846	$2,406

As of December 31, 2019 and 2018, the carrying amount of the single-family residential rental properties above included capitalized transaction costs of approximately $143,000 and $95,000, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $71,000 and $45,000, respectively.

For the years ended December 31, 2019 and 2018, the Company recognized approximately $44,000 and $23,000 of depreciation expense for single-family residential rental properties.

As of December 31, 2019 and 2018, we had eighteen and nineteen single-family residential properties held for improvement, respectively.

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The following table presents our real estate held for improvement (amounts in thousands):

	As of December 31, 2019	As of December 31, 2018
Land- acquisition allocation	$7,945	$8,327
Building - acquisition allocation	4,510	4,655
Post-acquisition capitalized improvements	2,914	402
Total investment in real estate held for improvement	$15,369	$13,384

As of December 31, 2019 and 2018, real estate held for improvement included capitalized transaction costs of approximately $499,000 and $524,000, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $239,000 and $249,000, respectively.

4.	Other Assets

The balance in other assets is as follows (amounts in thousands):

	As of December 31, 2019	As of December 31, 2018
Deposits on real estate	$-	$10
Accounts receivable	9	4
Prepaid leasing fee	4	7
Retainers and prepaid improvement costs	86	32
Other prepaid expenses	3	3
Total other assets	$102	$56

5.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

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Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

The carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature. As of December 31, 2019, the Company’s significant financial instruments consist of cash, accounts payable, and related party payables.

6.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager receive fees, reimbursements, and compensation in connection with the Company’s offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2 – Summary of Significant Accounting Policies – Organizational and Offering Cost for amount of organizational and offering costs incurred and payable for the years ended December 31, 2019 and 2018.

The Company will also reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the years ended December 31, 2019 and 2018, the Manager incurred approximately $18,000 and $9,000 of costs on our behalf, respectively. Approximately $0 of these costs were due and payable to the Manager as of each of the years ended December 31, 2019 and 2018.

An asset management fee is owed quarterly to the Manager. The Manager may in its sole discretion waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived. From inception through December 31, 2017, the Manager waived the asset management fee. From January 1, 2018 through December 31, 2018, the Company paid the Manager a quarterly asset management fee of one-fourth of 0.85%, which was based on our net offering proceeds as of the end of each quarter. Beginning January 1, 2019, this fee has been based on our NAV at the end of the prior semi-annual period.

The Manager waived the asset management fee from January 1, 2019 through December 31, 2019. Therefore, for the years ended December 31, 2019 and 2018, we have incurred asset management fees of approximately $0 and $112,000, respectively. As of December 31, 2019 and 2018, approximately $0 and $32,000, respectively, of asset management fees remain payable to the Manager.

The Company may be charged by the Manager, a quarterly development fee of 5% of total development costs, excluding land. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the for-sale housing project or if there is no outside developer of the for-sale housing project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. No quarterly development fee has been charged for the years ended December 31, 2019 and 2018, respectively. The Manager has waived all development fees from inception through December 31, 2019.

The Company will reimburse our Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2019 and 2018, there have been no non-performing assets and no special servicing fees have been accrued to the Manager.

 The Company will also pay the Manager a disposition fee in the event that a for-sale housing project is sold to a homebuyer investor or if our Manager is acting as the real estate developer. The fee may be up to 1.5% of the gross proceeds. For the years ended December 31, 2019 and 2018, no disposition fees have been incurred. The Manager has waived all disposition fees from inception through December 31, 2019.

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Fundrise Lending, LLC

As an alternative means of acquiring investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, Rise Companies Corp. or its affiliates may close and fund a loan or other investment prior to it being acquired by the Company. Fundrise Lending, LLC allows the Company the flexibility to deploy its offering proceeds as funds are raised. The Company then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of its acquisition. For the years ended December 31, 2019 and 2018, the Company purchased no investments that were warehoused or owned by Fundrise Lending, LLC, respectively.

        For situations where the Company’s Sponsor, Manager, or their affiliates have a conflict of interest with the Company that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction,” the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on the Company’s behalf will be payable by the Company. Principal transactions are defined as transactions between the Company’s Sponsor, Manager or their affiliates, on the one hand, and the Company or one of its subsidiaries, on the other hand. The Company’s manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. For the years ended December 31, 2019 and 2018, fees of approximately $18,000 and $19,000 respectively, were paid to the Independent Representative as compensation for those services.

Fundrise, L.P.

Fundrise, L.P. is a member of the Company and holds 9,500 shares, as of December 31, 2019 and 2018. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Additionally, as an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, Fundrise, L.P. may provide capital to Fundrise Lending, LLC for the purposes of acquiring investments where there would otherwise be insufficient capital. For the years ended December 31, 2019 and 2018, Fundrise, L.P. did not provide capital to Fundrise Lending, LLC for the purposes of acquiring investments on behalf of the Company.

Rise Companies Corp, Member and Sponsor

Rise Companies Corp. is a member of the Company and holds 500 common shares as of December 31, 2019 and 2018.

As a means to provide liquidity during capital raising periods, Rise Companies Corp. issued a promissory grid note to the Company and its other Fundrise investment funds at a 3.0% interest rate. The total drawn between the ten noteholders was not to exceed an aggregate amount of $10.0 million. The note matured on January 31, 2019. For the each of the years ended December 31, 2019 and 2018, the Company incurred interest of approximately $19,000, of which, approximately $12,000 and $0 was capitalized to single-family residential real estate, respectively. In May 2019, the Company paid off the entire balance of the promissory grid note; therefore, as of December 31, 2019 and 2018, approximately $0 and $1.1 million of combined principal and interest remained payable to Rise Companies Corp, respectively. The promissory grid note was not extended, and therefore, may not currently be used to fund future transactions.

For the years ended December 31, 2019 and 2018, the Sponsor incurred approximately $110,000 and $41,000 of costs on our behalf, respectively. As of December 31, 2019 and 2018, approximately $5,000 and $31,000 were due and payable to the Sponsor, respectively.

During the year ended December 31, 2019, the Sponsor reimbursed to the Company approximately $390,000 of costs associated with operating our business. This has been recorded as additional paid in capital on the accompanying balance sheets.

The following table presents the Company’s acquisition fees incurred and paid to the Sponsor (amounts in thousands):

	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
Acquisition fees incurred and paid to the Sponsor	$33	$211
Total acquisition fees incurred and paid to the Sponsor	$33	$211

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7.	Economic Dependency

Under various agreements, the Company has engaged or will engage Fundrise Advisors, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Fundrise Advisors, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Concentration risk is the risk of loss due to the concentration of exposure to a specific investment, issuer, individual transaction, or geographic location. Our limited geographic diversity means that adverse general economic or other conditions in the Washington, DC market could negatively impact our business, results of operations and financial condition.

8.	Commitments and Contingencies

Reimbursable Organizational and Offering Costs

The Company has a contingent liability related to potential future reimbursements to the Manager for organizational and offering costs that were paid by the Manager on the Company’s behalf. As of December 31, 2019 and 2018, approximately $410,000 and $360,000 of organizational and offering costs incurred by the Manager may be subject to reimbursement by the Company in future periods, based on achieving specific performance hurdles as described in Note 2 – Summary of Significant Accounting Policies – Organizational and Offering Costs.

Legal Proceedings

As of the date of these consolidated financial statements, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

9.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through April 13, 2020 for potential recognition or disclosure.

Offering

As of April 13, 2020, we had raised total gross offering proceeds of approximately $26.9 million from settled subscriptions (including the $100,000 received in the private placements to our Sponsor, Rise Companies Corp., and Fundrise, L.P.), and had settled subscriptions in our offering and private placements for a gross aggregate of approximately 2,686,000 of our common shares.

Redemption Plan Update

Effective as of March 31, 2020, our Manager has determined to (i) suspend the processing and payment of redemptions under our redemption plan until further notice, and (ii) delay the consideration and processing of all outstanding redemption requests until further notice. At this time, investors may continue to submit redemption requests, but should know that such redemption requests may not be processed and, ultimately, may be rejected.

Accordingly, all redemption requests, including outstanding redemption requests as of March 31, 2020, may be, at a later date, either (i) considered and processed or (ii) rejected. We intend to reinstate the processing and payment of redemptions under our redemption plan as soon as business prudence allows, but can make no assurances as to when such redemptions will resume.

 Coronavirus Impact

As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to the Company’s performance and financial results. The Company is unable to quantify the impact COVID-19 may have on its financial results at this time.

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